[EDMUNDS & WILLIAMS, P.C. LETTERHEAD]

Writer’s Direct Dial: (434) 455-9105

E-mail: rsorenson@ewlaw.com

December 20, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, D.C. 20549

Form 10-KSB for Bank of the James Financial Group, Inc.

Commission File No. 000-50548

Dear Sir or Madam:

Enclosed for filing on behalf of Bank of the James Financial Group, Inc. is the Form 10-KSB/A Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year ended December 31, 2004.

The financial statements in the Form 10-KSB do not reflect a change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Thank you for your assistance and please direct any questions or correspondence regarding this filing directly to me at 434-455-9105.

Sincerely,

/s/ Eric J. Sorenson, Jr.
Eric J. Sorenson, Jr.

enclosures

cc:	Mr. J. Todd Scruggs
Mr. Paul D. Fedorkowicz

[BANK OF THE JAMES FINANCIAL GROUP, INC. LETTERHEAD]

December 21, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Bank of the James Financial Group, Inc.

Form 10-KSB for the year ended December 31, 2004

Filed April 5, 2005

File No. 0-50548

Dear Sir or Madam:

In response to letters from William Choi dated September 16, 2005 (the “September 16 Comment Letter”) and November 2, 2005 (the “November 2 Comment Letter”) and conversations with John Cannarrella, Bank of the James Financial Group, Inc. (the “Company”) is filing contemporaneously with this letter a Form 10-KSB/A that amends and restates the above-referenced Form 10-KSB. The Company previously has provided a detailed overview of the amendments made in this Form 10-KSB/A in letters to Mr. Cannarella filed on October 20, 2005 and December 2, 2005.

This letter provides an overview of the amendments set forth in the Form 10-KSB/A.

AMENDMENTS TO DECEMBER 31, 2004 10-KSB IN RESPONSE TO THE SEPTEMBER 16

COMMENT LETTER

Item 7 – Financial Statements, page 25

Consolidated Statements of Changes in Stockholders Equity, page 31

1. Comment 1. The Company made this change on page 31 of the Form 10-KSB/A.

Note 20 –Stock Split, page 50

2. Comment 2. The Company has made this change on the Consolidated Statements of Income on page 29 of the Form 10-KSB/A. In addition, the conforming changes have been to the Management Discussion and Analysis (page 17) and the following Notes to the Financial Statements: Note 2 (page 36), Note 10 (page 43), Note 12 (page 45), Note 13 (page 45), Note 20 (page 50).

AMENDMENTS TO DECEMBER 31, 2004 10-KSB IN RESPONSE TO THE NOVEMBER 2

COMMENT LETTER

Item 7 – Financial Statements, page 25

General

1. Comment 1. The Company made this change on pages 28, 29, and 31.

2. Comment 2. The Company has included this additional note on page 51 as Note 22 to the Financial Statements.

Securities Exchange Commission

December 21, 2005

Consolidated Statements of Stockholder’s Equity, page 31

3. Comment 3. The Company has made this change in the Consolidated Statements of Stockholders’ Equity on page 31.

Item 8A. Controls and Procedures, page 51

4. Comment 4. The Company has made this changes as set forth in Revised Item 8A on page 53.

ADDITIONAL RESPONSE

The Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call me should you have any additional questions.

Sincerely,

/s/ J. Todd Scruggs J. Todd Scruggs, Exec. VP and Chief Accounting Officer

cc:	Eric J. Sorenson, Jr. Paul Fedorkowicz